UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

The Gap, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

364760-10-8

(CUSIP Number)

Jane A. Spray c/o Pisces, Inc. One Maritime Plaza, 14th Floor San Francisco, California 94111 (415) 288-0540	with copies to: Douglas D. Smith, Esq. Gibson, Dunn & Crutcher LLP 555 Mission Street, Suite 3000 San Francisco, California 94105 (415) 393-8200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 20, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Donald G. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 63,127,061

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 63,127,061

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,127,061

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 364760-10-8

1	Name of Reporting Person I.R.S. Identification No. of Above Person Doris F. Fisher

2	Check the Appropriate Box if a Member of a Group*
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,555

	8	Shared Voting Power 63,127,061

	9	Sole Dispositive Power 5,555

	10	Shared Dispositive Power 63,127,061

11	Aggregate Amount Beneficially Owned by Each Reporting Person 63,132,616

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to Common Stock, par value $0.05 per share (the “Common Stock”), of The Gap, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is: Two Folsom Street, San Francisco, CA 94105.

This Statement amends a prior statement on Schedules 13G/A filed by Donald G. Fisher and Doris F. Fisher with the Securities and Exchange Commission on February 12, 2009 (collectively the “Schedules 13G/A”).

Item 2.	Identity and Background

a)  This Statement is filed on behalf of Donald G. Fisher and Doris F. Fisher (each, a “Reporting Person” and, collectively, the “Reporting Persons”) to update the share ownership and related information with respect to each Reporting Person from that reported in the Schedules 13G/A as a result of a distribution of Common Stock to the Reporting Persons by Fisher Core Holdings L.P., as more fully described in Items 4 and 6 below.

b)  The address of the principal business and principal office for the Reporting Persons is c/o Pisces, Inc., One Maritime Plaza, Suite 1400, San Francisco, CA 94111.

c)         (1) Donald G. Fisher is an officer and a member of the Board of Directors of the Issuer, which is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies.

(2) Doris F. Fisher is a member of the Board of Directors of the Issuer, which is a leading global specialty retailer offering clothing, accessories and personal care products for men, women, children and babies. As previously announced by the Issuer, Doris F. Fisher has decided not to stand for re-election as a director at the Issuer’s May 2009 Annual Meeting of Stockholders, at which time she will assume the role of honorary lifetime director.

Donald G. Fisher and Doris F. Fisher are husband and wife.

d) & e) During the last five years, the Reporting Persons (i) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The Reporting Persons are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

No consideration was used by the Reporting Persons to acquire beneficial ownership of the shares of Common Stock distributed to the Reporting Persons by Fisher Core Holdings L.P. (as described in Item 4).

In addition to the shares that the Reporting Persons received as a result of the distribution by Fisher Core Holdings L.P., the Reporting Persons also previously acquired shares of Common Stock of the Issuer prior to the registration of such shares under the Securities Exchange Act of 1934, as amended.

From time to time, the Reporting Persons have transferred shares to various entities controlled by them, disposed of certain shares to third parties by gift and sold shares of Issuer Common Stock in the open market and in privately negotiated transactions.

Item 4.	Purpose of Transaction

This Statement is being filed to disclose a distribution of shares of Issuer Common Stock to the Reporting Persons by Fisher Core Holdings L.P., the Limited Partnership Agreement (as amended) described below, and to update the Issuer Common Stock ownership information previously included in the Schedules 13G/A, as more fully described in this Item 4 and Item 6 below.

Each of the Reporting Persons, Robert J. Fisher, William S. Fisher, John J. Fisher, and Fisher Core Holdings L.P., a Delaware limited partnership, entered into a Limited Partnership Agreement (the “LP Agreement”), dated August 4, 2004, to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into the LP Agreement for the purpose of establishing voting and dispositive control by Robert J. Fisher, William S. Fisher, and John J. Fisher, the general partners of Fisher Core Holdings L.P., over a core holding of the Common Stock of the Issuer to enable those individuals to have a significant ongoing voice in the management and direction of the Issuer.  The Reporting Persons, through a family trust, are the sole limited partner of, and have no voting or dispositive control over any shares held by, Fisher Core Holdings L.P.  All references to the LP Agreement are qualified in their entirety by reference to the LP Agreement included as Exhibit 1 to this Statement, which is incorporated by reference herein.

Due to the Issuer’s ongoing share repurchase program and the resulting decreases in the total number of shares of Common Stock outstanding, Fisher Core Holdings L.P.’s beneficial ownership of shares in the Issuer as a percentage of the total outstanding Common Stock of the Issuer has increased since its formation in 2004 without any increase in the number of shares held by Fisher Core Holdings L.P.  The general partners of Fisher Core Holdings L.P. determined that a portion of the Issuer’s Common Stock held by Fisher Core Holdings, L.P. could be distributed without compromising the purposes for which Fisher Core Holdings L.P. was formed.  Accordingly, and to more closely align the ownership percentage of Fisher Core Holdings L.P. with the percentage ownership of the entity at the time of its formation, the general partners unanimously approved the amendment of the LP Agreement (such Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., the “LP Amendment”) and distribution of 20,000,000 shares of the Issuer’s Common Stock to the Reporting Persons as limited partner, through a family trust, of Fisher Core Holdings L.P.  The distribution was effected on March 20, 2009, and as a result of the distribution, the limited partner, a family trust of Donald G. Fisher and Doris F. Fisher, became the beneficial owner of the shares distributed.  All references to the LP Amendment are qualified in their entirety by reference to the LP Amendment included as Exhibit 2 to this Statement, which is incorporated by reference herein.

The Reporting Persons intend to review their respective investments in the Issuer on a continuing basis and may, at any time, consistent with the obligations of the Reporting Persons under the federal securities laws, determine to increase or decrease their respective ownership of shares of the Issuer’s Common Stock through transactions in the open market, in privately negotiated transactions, by gift or other disposition.  The review of their respective investments in the Issuer by the Reporting Persons will depend on various factors, including the Issuer’s business prospects, other developments concerning the Issuer, alternative investment opportunities, general economic conditions, money and stock market conditions, personal circumstances, and any other facts and circumstances which may become known to the Reporting Persons regarding their respective investments in the Issuer.  At the time of filing this Statement, the Reporting Persons have no plans to acquire additional shares of Common Stock of the Issuer in the open market or in privately negotiated transactions but may engage in such transactions in the future.

On March 18, 2009, the Issuer announced that certain members of its Board of Directors would not stand for re-election at its May 2009 Annual Meeting of Stockholders, and that the size of the Issuer’s Board of Directors would be reduced.  The Issuer also announced that Doris F. Fisher has decided not to stand for re-election as a director at the Issuer’s May 2009 Annual Meeting of Stockholders, at which time she will assume the role of honorary lifetime director.  At the time of the filing of this Statement, except as disclosed in this Statement, the Reporting Persons have no present plans or proposals which relate to or would result in (i) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the board of directors or management of the Issuer or any of its subsidiaries, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer’s business or corporate structure; (vi) changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a series of securities of the Issuer to be delisted from a national securities exchange or cease to be quoted in an inter-dealer quotation system of a registered national securities association, (viii) a series of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (ix) any action similar to any of those described above.  However, the Reporting Persons, as officer or members of the Board of Directors of the Issuer, may, in such capacity, from time to time, be involved in discussions which relate to the transactions described in this Item 4 and thus disclaim any obligation to report on any plans with respect to the transactions described in this Item 4 that develop as a result of the Reporting Persons' involvement in the ongoing management as an officer or director of the Issuer and participation in decisions regarding the Issuer’s transactions.

Each of the Reporting Persons may sell or otherwise dispose of shares of the Issuer’s Common Stock from time to time and reserve the right to change his or her plans and intentions at any time.

Item 5.	Interest in Securities of the Issuer

a)  The Reporting Persons beneficially own the number of shares of Common Stock of the Issuer listed below, representing  the percentage of shares of Common Stock of the Issuer outstanding as of December 5, 2008 listed below.  There were approximately 706,483,075 shares of Common Stock of the Issuer outstanding as of December 5, 2008 as set forth in the Issuer’s Quarterly Report on 10-Q filed by the Issuer with the SEC on December 9, 2008.

	Shares		Percentage of Total Outstanding
Donald G. Fisher	63,127,061	(1)	8.9%
Doris F. Fisher	63,132,616	(2)	8.9%

(1)  As husband and wife, Donald G. Fisher and Doris F. Fisher beneficially own, either directly or through family trusts, 63,127,061 shares as community property.

(2)  As husband and wife, Donald G. Fisher and Doris F. Fisher beneficially own, either directly or through family trusts, 63,127,061 shares as community property.  Doris F. Fisher’s beneficial ownership also includes 5,555 shares subject to earned but unpaid awards of stock units with respect to her service as a director which are subject to a three-year deferral period but would be issued immediately upon her resignation or retirement.

The Reporting Persons do not have voting or dispositive power over shares of the Issuer other than as described in this Statement.  The filing of this Statement by the Reporting Persons should not be considered an admission that such Reporting Persons, for purposes of Section 13(d) of the Act, are beneficial owners of any shares of Common Stock of the Issuer in which such Reporting Persons do not have any voting and dispositive control.

b)  As of the date of this Statement, the Reporting Persons have the sole power to vote and sole dispositive power over the number of shares of the Common Stock of the Issuer listed below, which represents approximately the listed percentage of the total outstanding shares of Common Stock of the Issuer based upon the number of shares outstanding as of December 5, 2008.

	Sole Power Shares		Percentage of Total Outstanding
Donald G. Fisher	0		0%
Doris F. Fisher	5,555	(2)	0%

	Shared Power Shares		Percentage of Total Outstanding
Donald G. Fisher	63,127,061	(1)	8.9%
Doris F. Fisher	63,127,061	(2)	8.9%

(1)  As husband and wife, Donald G. Fisher and Doris F. Fisher beneficially own, either directly or through family trusts, 63,127,061 shares as community property.

(2)  As husband and wife, Donald G. Fisher and Doris F. Fisher beneficially own, either directly or through family trusts, 63,127,061 shares as community property.  Doris F. Fisher’s beneficial ownership also includes 5,555 shares subject to earned but unpaid awards of stock units with respect to her service as a director which are subject to a three-year deferral period but would be issued immediately upon her resignation or retirement.

c)  Other than the transactions reported immediately below and the shares distributed by Fisher Core Holdings L.P., the Reporting Persons have not effected any transactions involving shares of Common Stock of the Issuer during the past 60 days.

On March 6, 2009, Donald G. and Doris F. Fisher sold 28,135 shares of Common Stock held by them as community property to the Issuer in a private transaction at a sales price of $11.32 per share.  This transaction was completed pursuant to a repurchase agreement between the Reporting Persons and the Issuer entered into as part of a previous Issuer stock repurchase program, as disclosed in this Statement and as previously disclosed by the Issuer.

On February 6, 2009, Donald G. and Doris F. Fisher sold 811,827 shares of Common Stock held by them as community property to the Issuer in a private transaction at a sales price of $11.86 per share.  This transaction was completed pursuant to a repurchase agreement between the Reporting Persons and the Issuer entered into as part of a previous Issuer stock repurchase program, as disclosed in this Statement and as previously disclosed by the Issuer.

d)  Not Applicable

e)  Not Applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Doris F. Fisher owns earned but unpaid stock units with respect to 5,555 shares of Common Stock awarded to her as a director of the Issuer, subject to stock unit agreements, the forms of which have been filed with the SEC by the Issuer.  As a non-employee director of the Issuer, Doris F. Fisher is entitled to certain equity compensation and other compensation and expense arrangements generally applicable to the Issuer’s non-employee directors as disclosed in the Issuer’s Proxy Statement on Schedule 14A and Annual Report on Form 10-K filed with the SEC. As previously announced by the Issuer, Doris F. Fisher’s term of service as a director will end on the date of the Issuer’s May 2009 Annual Meeting of Stockholders, at which time she will assume the role of honorary lifetime director.

As described in Item 4, each of the Reporting Persons, Robert J. Fisher, William S. Fisher, John J. Fisher, and Fisher Core Holdings L.P., a Delaware limited partnership, entered into the LP Agreement to form Fisher Core Holdings L.P.  The parties to the LP Agreement entered into the LP Agreement for the purpose of establishing voting and dispositive control by the general partners, Robert J. Fisher, William S. Fisher, and John J. Fisher, over a core holding of the Common Stock of the Issuer to enable those individuals to have a significant ongoing voice in the management and direction of the Issuer.  On March 20, 2009 the general partners unanimously approved the LP Amendment to permit the distribution described in this Statement.  All references to the LP Agreement and the LP Amendment are qualified in their entirety by reference to the LP Agreement and LP Amendment included as Exhibit 1 and Exhibit 2, respectively, to this Statement, which are incorporated by reference herein.

On February 27, 2008, Donald G. Fisher and Doris F. Fisher entered into a Purchase Agreement with the Issuer (which has been filed with the SEC by the Issuer) in connection with the Issuer’s share repurchase program authorized by a committee of the Board of Directors of the Issuer on February 14, 2008.  Pursuant to the Purchase Agreement, the Reporting Persons have agreed to sell to the Issuer a number of shares of Common Stock each month equal to 7.07% of the number of shares of Common Stock purchased by the Issuer under the share repurchase program for that month (other than shares purchased from the Reporting Persons).  The Purchase Agreement may be cancelled by the Reporting Persons on 15 business days prior notice.  All references to the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement included as Exhibit 5 to this Statement, which is incorporated by reference herein.

Other than as described in this Statement and the Joint Filing Agreement, there are as of the date of this Statement, no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person, to which a Reporting Person is a party, with respect to any securities of the Issuer beneficially owned by such Reporting Person, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power or investment power over the Common Stock of the Issuer to the best knowledge of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

Exhibit 1 –

Fisher Core Holdings L.P. Limited Partnership Agreement, dated August 4, 2004 (incorporated by reference to Exhibit 1 to the Schedule 13D filed by Fisher Core Holdings L.P., John J. Fisher, Robert J. Fisher, and William S. Fisher with the SEC on August 6, 2004).

Exhibit 2 –

Amendment to Limited Partnership Agreement of Fisher Core Holdings L.P., dated March 20, 2009 (incorporated by reference to Exhibit 12 to the Schedule 13D/A filed by Fisher Core Holdings L.P., John J. Fisher, Robert J. Fisher, and William S. Fisher with the SEC on March 20, 2009).

Exhibit 3 –	Joint Filing Agreement by and Donald G. Fisher and Doris F. Fisher, dated March 20, 2009.

Exhibit 4 –	Power of Attorney, dated December 15, 1998.

Exhibit 5 –

Purchase Agreement with Donald G. Fisher and Doris F. Fisher dated February 27, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on February 28, 2008).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	March 20, 2009	By:	*/s/ Jane Spray
Donald G. Fisher

Dated:	March 20, 2009	By:	*/s/ Jane Spray
Doris F. Fisher

* This Schedule 13D was executed by Jane Spray as Attorney-in-Fact for Donald G. Fisher and Doris F. Fisher pursuant to the Powers of Attorney granted thereby as filed with the Reporting Persons’ Schedule 13D.